UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ablynx NV

(Name of Issuer)

Ordinary Shares, no par value, and American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number)

March 16, 2018

(Date of Event Which Requires Filing of this Statement)

Van Herk Investments B.V.

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

Telephone: +31-10-241-1555

Attn: Erik Esveld

with a copy to:

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY  10018

Telephone:  +1-212-626-4100

Attn:  Jan J.H. Joosten

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Van Herk Investments B.V. S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK AF WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,730,065

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,730,065

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Van Herk Private Equity Investments B.V. S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Stichting Administratiekantoor Penulata S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* OO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Van Herk Management Services B.V. S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons A. van Herk Holding B.V. S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Stichting Administratiekantoor Abchrys S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* OO

SCHEDULE 13D/A

CUSIP No. BE0003877942

1	Name of Reporting Persons Adrianus van Herk S.S. or I.R.S. Identification No. of Above Persons (Intentionally Omitted)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,730,065

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,730,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,065

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

14	Type of Reporting Person* IN

SCHEDULE 13D/A

CUSIP No. BE0003877942

Item 1.                         Security and Issuer

(a)                                 Name of Issuer:

Ablynx NV, a Belgian corporation (“Ablynx”)

(b)                                 Address of Issuer’s Principal Executive Offices:

Technologiepark 21
9052 Ghent/Zwijnaarde
Belgium

(c)                                  Class of Security

Ordinary Shares, no par value (“Ordinary Shares”), and American Depositary Shares (“ADSs” and, together with the Ordinary Shares, the “Common Stock”), each of which represents one Ordinary Share.

Item 2.                         Identity and Background

(a)                                 Name of Person Filing:

This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock beneficially owned by it, (ii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI, (iii) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI and VHPI, (iv) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI and VHPI, (v) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHPI and VHMS, (vi) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHPI, VHMS and OGBBA, (vii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHPI, VHMS, OGBBA and Holdings, and (viii) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Each of Mr. van Herk, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.

SCHEDULE 13D/A

CUSIP No. BE0003877942

(b)                                 Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. van Herk, VHI, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

(c)                                  Principal Occupation, Employment or Business:

Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iii) the sole managing director of VHMS, OGBBA and Holdings.  Penulata holds substantially all of the issued and outstanding shares of VHPI.  VHPI is the sole shareholder of VHI.  VHI is principally engaged in making investments.  Abchrys holds substantially all of the issued and outstanding shares of Holdings.  Holdings is the sole shareholder of OGBBA.  OGBBA is the sole shareholder of VHMS and is principally engaged in making investments.  VHMS is the sole managing director of VHI and VHPI.

(d)                                 Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)                                  Citizenship:

Each of VHI, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands.  Penulata and Abchrys are Netherlands foundations.  Mr. van Herk is a citizen of the Netherlands.

Item 3.                         Source and Amount of Funds or Other Consideration.

In August 2016, VHI acquired its initial investment in Ablynx from Mr. van Herk, who had acquired the Common Stock in open market transactions over time.  From time to time since August 2016, (i) VHI has acquired Common Stock in open market transactions for its own account and (ii) Mr. van Herk has acquired Common Stock in open market transactions for the account of VHI pursuant to an agreement between Mr. van Herk and VHI (the “Account Agreement”).  In addition, VHI purchased Common Stock in the U.S. initial public offering of Ablynx.  From time to time, shares of Common Stock held by Mr. van Herk pursuant to the Account Agreement are transferred to VHI.  The sources of the funding for the purchase of Common Stock were the general working capital of VHI or the personal funds of Mr. van Herk, as applicable.  The working capital of VHI is in part funded by margin loans provided

SCHEDULE 13D/A

CUSIP No. BE0003877942

by various banks.  The shares of Common Stock held by VHI, together with certain other securities, have been pledged as security for such loans.

Item 4.                         Purpose of the Transaction

The Reporting Persons initially acquired the Common Stock for investment purposes.

On January 8, 2018, Novo Nordisk A/S, a Danish corporation (“Novo Nordisk”), publicly announced that it had made a non-binding conditional proposal on December 22, 2017 to acquire Ablynx for €28.00 per Common Share in cash and one Conditional Value Right with total potential cash payments over time of up to €2.50 per Common Share (the “Novo Nordisk Proposed Offer”).

On January 8, 2018, Ablynx publicly announced that it had rejected the Novo Nordisk Proposed Offer because it was not in the best interest of Ablynx and its shareholders as it fundamentally undervalued caplacizumab, the Ablynx pipeline, platform, technology, people, and know how.

The Reporting Persons believe that the price offered per share of Common Stock in the Novo Nordisk Proposed Offer undervalues Ablynx.

On January 18, 2018, VHI publicly announced that it agreed with the opinion of the board of directors of Ablynx that the Novo Nordisk Proposed Offer undervalued caplacizumab, the Ablynx pipeline, platform, technology, people, and know how.  VHI stated that it was willing to consider any offer for Ablynx by Novo Nordisk, or any other bidder, that properly reflected the value of the company.  VHI further stated that if a potential offer properly reflected the value of Ablynx (as determined in VHI’s sole discretion), VHI intended to encourage the Board of Directors of Ablynx to enter into an open dialogue with the bidder.  A copy of VHI’s press release (the “Press Release”) is attached hereto as Exhibit 1 and is incorporated herein by reference.

On January 29, 2018, Ablynx announced that it had entered into a definitive agreement with Sanofi, a French corporation (“Sanofi”), pursuant to which, subject to the satisfaction of certain conditions, Sanofi will offer to acquire Ablynx for €45 per Common Share in cash (the “Sanofi Proposed Offer”).

No agreement, arrangement or understanding exists between the Reporting Persons, on the other hand, and Ablynx, Novo Nordisk or Sanofi, on the other hand.  The Reporting Persons may seek in the future to communicate, and have previously communicated, with Ablynx, Novo Nordisk and Sanofi.  The Reporting Persons may, from time to time, and at any time, acquire additional Common Stock or write or purchase options on Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Stock.  Subject to applicable law, the Reporting Persons may also from time to time undertake such other actions as it considers necessary to seek to enhance shareholder value at Ablynx, including without limitation, actions intended to cause changes to the business, strategy or board composition of Ablynx. The Reporting Persons reserve the right to tender their shares of Common Stock in the Novo Nordisk Proposed Offer, as it may be modified or revised from time to time, the Sanofi Proposed Offer, as it may be modified or revised from time to time, or in any other offer for the Common Stock without notice.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

SCHEDULE 13D/A

CUSIP No. BE0003877942

Item 5.                         Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 75,253,667 shares of Common Stock issued and outstanding as reported by Ablynx in its press release captioned “Ablynx Announces Warrant Exercise” dated March 15, 2018 and made available on its website at www.ablynx.com.

Prior to January 18, 2018 (the day on which VHI issued the Press Release), the Reporting Persons were passive investors in Ablynx.  After such date, the Reporting Persons may no longer be deemed to be passive investors.  Certain of the Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission on November 30, 2017 with respect to their beneficial ownership of Common Stock.  The Schedule 13D filed on January 23, 2018 (the “Original Schedule 13D”) superseded such Schedule 13G. The Original Schedule 13D was amended and restated in its entirety by Amendment No. 1 to Schedule 13D filed on February 27, 2018 (the “First Amended and Restated Schedule 13D”). The First Amended and Restated Schedule 13D was amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on March 13, 2018 (the “Second Amended and Restated Schedule 13D”). This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed in connection with the sale by the Reporting Persons of certain shares of Common Stock. This Amendment No. 3 amends and restates the Second Amended and Restated Schedule 13D in its entirety.

(a)                                 Number of shares of Common Stock beneficially owned by each of the Reporting Persons:  3,730,065

Percent of class:  5.0% (This percentage reflects a rounded-up number. The Reporting Persons own less than 5.0%)

(b)                                 Number of shares as to which such person has:

VHI

i.	Sole power to vote or direct the vote:	3,730,065

ii.	Shared power to vote or direct the vote:	0

iii.	Sole power to dispose or direct the disposition of:	3,730,065

iv.	Shared power to dispose or direct the disposition of:	0

VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Common Stock beneficially owned by it.

SCHEDULE 13D/A

CUSIP No. BE0003877942

VHPI

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

VHPI shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHI.

Penulata

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

Penulata shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHPI.

VHMS

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of it being the sole managing director of VHI and VHPI.

SCHEDULE 13D/A

CUSIP No. BE0003877942

OGBBA

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHMS.

Holdings

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in OGBBA.

Abchrys

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

Abchrys shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in Holdings.

SCHEDULE 13D/A

CUSIP No. BE0003877942

Mr. van Herk

i.	Sole power to vote or direct the vote:	0

ii.	Shared power to vote or direct the vote:	3,730,065

iii.	Sole power to dispose or direct the disposition of:	0

iv.	Shared power to dispose or direct the disposition of:	3,730,065

Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of his holding of all of the depositary receipts issued by Penulata and Abchrys, his being the sole board member of Penulata and Abchrys, and his being the sole managing director of VHMS, OGBBA and Holdings.

(c)                                  The following transactions with respect to Ordinary Shares were effected by VHI between November 19, 2017 and the date hereof, all on the Euronext Brussels stock exchange:

Date	Buy/Sell	Number of Shares	Price per Share
11/22/2017	Buy	96,527	€19.91
11/29/2017	Buy	1,000	€18.69
11/29/2017	Buy	900	€18.67
12/5/2017	Buy	600	€19.33
12/5/2017	Buy	5,000	€19.13
1/8/2018	Buy	615,427	€30.69
1/10/2018	Buy	50,000	€34.67
1/10/2018	Buy	1,500	€35.64
1/10/2018	Buy	1,600	€35.66
1/10/2018	Buy	4,000	€35.70
1/10/2018	Buy	5,000	€35.70
1/10/2018	Buy	5,000	€35.66
1/10/2018	Buy	5,000	€35.64
1/10/2018	Buy	5,000	€35.74
1/10/2018	Buy	5,000	€35.72
1/10/2018	Sell	1,200	€35.84
1/10/2018	Buy	1,400	€35.88
1/10/2018	Buy	5,000	€35.68
1/10/2018	Buy	5,000	€35.62
1/10/2018	Buy	5,000	€35.60
1/10/2018	Buy	5,000	€35.58
1/10/2018	Buy	5,000	€35.54
1/10/2018	Buy	5,000	€35.54
1/10/2018	Buy	5,000	€34.52
1/10/2018	Buy	5,000	€34.54
1/10/2018	Buy	5,000	€34.74
1/10/2018	Buy	5,000	€34.70

SCHEDULE 13D/A

CUSIP No. BE0003877942
Date	Buy/Sell	Number of Shares	Price per Share
1/10/2018	Buy	5,000	€34.66
1/10/2018	Buy	1,538	€34.62
1/10/2018	Buy	3,028	€34.59
1/11/2018	Buy	244,419	€35.16
1/11/2018	Buy	202,760	€35.44
1/12/2018	Buy	162,386	€36.53
1/12/2018	Buy	180,000	€36.54
1/12/2018	Buy	2,000	€36.76
1/12/2018	Buy	3,000	€36.68
1/12/2018	Buy	3,676	€36.67
1/12/2018	Buy	500	€36.64
1/12/2018	Buy	4,000	€36.60
1/12/2018	Buy	3,000	€36.50
1/12/2018	Buy	4,000	€36.45
1/12/2018	Buy	4,000	€36.44
1/12/2018	Buy	4,000	€36.42
1/12/2018	Buy	4,000	€36.34
1/12/2018	Buy	6,000	€36.40
1/12/2018	Buy	4,000	€36.36
1/12/2018	Buy	6,000	€36.38
1/12/2018	Buy	6,000	€36.34
1/12/2018	Buy	8,000	€36.40
1/12/2018	Buy	8,000	€36.55
1/12/2018	Buy	180	€36.66
1/12/2018	Buy	8,000	€36.56
1/12/2018	Buy	8,000	€36.54
1/12/2018	Buy	8,000	€36.48
1/12/2018	Buy	2,500	€36.54
1/12/2018	Buy	270	€36.28
2/6/2018	Sell	25,000	€43.80
2/6/2018	Sell	3,000	€43.82
2/6/2018	Sell	1,413	€43.84
2/6/2018	Sell	10,012	€43.80
2/7/2018	Sell	8,731	€43.76
2/12/2018	Sell	12,000	€43.60
2/12/2018	Sell	15,000	€43.70
2/12/2018	Sell	15,000	€43.70
2/12/2018	Sell	15,000	€43.76
2/12/2018	Sell	4,000	€43.78
2/12/2018	Sell	5,000	€43.76
2/12/2018	Sell	6,000	€43.74
2/12/2018	Sell	6,000	€43.78
2/12/2018	Sell	40,000	€43.80
2/12/2018	Sell	6,000	€43.84
2/12/2018	Sell	5,000	€43.84
2/12/2018	Sell	1,915	€43.88
2/13/2018	Sell	3,000	€43.74
2/13/2018	Sell	8,000	€43.74
2/13/2018	Sell	51	€43.80
2/13/2018	Sell	1,341	€43.84
2/14/2018	Sell	8,000	€43.70
2/14/2018	Sell	3,000	€43.72
2/14/2018	Sell	2,000	€43.72
2/14/2018	Sell	3,000	€43.70
2/14/2018	Sell	7,000	€43.68
2/14/2018	Sell	3,000	€43.70
2/14/2018	Sell	5,000	€43.68
2/14/2018	Sell	6,000	€43.68
2/14/2018	Sell	3,000	€43.70
2/14/2018	Sell	5,000	€43.70
2/14/2018	Sell	5,000	€43.70
2/14/2018	Sell	7,000	€43.72

2/14/2018	Sell	4,000	€43.72
2/14/2018	Sell	4,000	€43.72
2/14/2018	Sell	5,000	€43.72
2/14/2018	Sell	3,000	€43.74
2/14/2018	Sell	3,000	€43.74
2/14/2018	Sell	5,000	€43.76
2/14/2018	Sell	3,000	€43.74
2/14/2018	Sell	7,000	€43.74
2/14/2018	Sell	8,000	€43.76
2/14/2018	Sell	10,000	€43.74
2/14/2018	Sell	6,000	€43.74
2/14/2018	Sell	7,000	€43.74
2/14/2018	Sell	7,000	€43.76
2/14/2018	Sell	8,000	€43.76
2/14/2018	Sell	8,000	€43.74
2/14/2018	Sell	659	€43.78
2/14/2018	Sell	10,995	€43.76
2/15/2018	Sell	20,000	€43.74
2/15/2018	Sell	12,000	€43.76
2/15/2018	Sell	20,000	€43.76
2/15/2018	Sell	10,883	€43.78
2/16/2018	Sell	29,117	€43.78
2/16/2018	Sell	15,000	€43.78
2/16/2018	Sell	12,000	€43.80
2/16/2018	Sell	25,000	€43.82
2/19/2018	Sell	50,000	€43.86
2/19/2018	Sell	15,000	€43.86
2/19/2018	Sell	10,127	€43.86
2/20/2018	Sell	14,873	€43.86
2/20/2018	Sell	40,000	€43.88
2/20/2018	Sell	12,000	€43.96
2/21/2018	Sell	5,500	€43.96
2/21/2018	Sell	15,000	€43.96
2/21/2018	Sell	15,000	€43.94
2/21/2018	Sell	8,000	€43.94
2/21/2018	Sell	30,000	€43.96
2/21/2018	Sell	7,000	€43.96
2/21/2018	Sell	12,000	€43.96
2/21/2018	Sell	5,000	€43.96
2/21/2018	Sell	4,255	€43.96
2/22/2018	Sell	5,000	€43.94
2/22/2018	Sell	7,192	€43.94
2/23/2018	Sell	10,000	€43.94
2/23/2018	Sell	12,000	€43.94
2/23/2018	Sell	10,000	€43.94
2/23/2018	Sell	15,000	€43.94
2/23/2018	Sell	40,000	€43.92
2/23/2018	Sell	10,000	€43.94
2/23/2018	Sell	4,953	€43.96
2/23/2018	Sell	11,668	€43.94
2/23/2018	Sell	129,205	€43.93
2/26/2018	Sell	6,000	€43.94
2/26/2018	Sell	15,000	€43.94
2/26/2018	Sell	3,000	€43.92
2/26/2018	Sell	169,586	€43.93
2/28/2018	Sell	8,000	€43.82

2/28/2018	Sell	12,000	€43.82
2/28/2018	Sell	2,000	€43.78
2/28/2018	Sell	3,000	€43.78
2/28/2018	Sell	6,000	€43.78
2/28/2018	Sell	12,000	€43.78
2/28/2018	Sell	24,165	€43.78
2/28/2018	Sell	18,360	€43.78
2/28/2018	Sell	2,488	€43.82
3/1/2018	Sell	10,000	€44.00
3/1/2018	Sell	8,000	€43.98
3/1/2018	Sell	10,000	€44.00
3/1/2018	Sell	10,000	€44.00
3/1/2018	Sell	8,000	€44.00
3/1/2018	Sell	12,000	€44.00
3/1/2018	Sell	12,000	€44.02
3/1/2018	Sell	15,000	€44.00
3/1/2018	Sell	12,000	€44.00
3/1/2018	Sell	3,903	€44.02
3/1/2018	Sell	8,000	€44.02
3/1/2018	Sell	10,000	€44.04
3/1/2018	Sell	3,082	€44.06
3/1/2018	Sell	12,866	€44.04
3/1/2018	Sell	261,893	€44.00
3/2/2018	Sell	10,000	€43.91
3/2/2018	Sell	20,000	€44.00
3/2/2018	Sell	15,000	€44.00
3/2/2018	Sell	4,000	€43.95
3/6/2018	Sell	6,004	€44.00
3/7/2018	Sell	76,193	€44.00
3/8/2018	Sell	36,575	€44.01
3/8/2018	Sell	15,000	€44.04
3/9/2018	Sell	946,077	€44.00
3/13/2018	Sell	8,020	€44.02
3/14/2018	Sell	160,000	€44.00
3/14/2018	Sell	50,000	€44.00
3/14/2018	Sell	9,122	€44.00
3/16/2018	Sell	200,000	€44.00
3/16/2018	Sell	674,040	€44.00

The following transactions with respect to Ordinary Shares were effected by Mr. van Herk for the benefit of VHI pursuant to the Account Agreement between November 19, 2017 and the date hereof, all on the Euronext Brussels stock exchange:

Date	Buy/Sell	Number of Shares	Price per Share
11/22/2017	Buy	500	€19.94
11/22/2017	Buy	1,000	€19.95
11/22/2017	Buy	1,200	€19.94
11/22/2017	Buy	2,000	€19.95
11/22/2017	Buy	3,000	€19.96
11/29/2017	Buy	700	€18.67
1/2/2018	Buy	2,000	€20.36
1/8/2018	Buy	2,000	€30.56
1/8/2018	Buy	1,000	€30.58
1/8/2018	Buy	1,500	€30.62

SCHEDULE 13D/A

CUSIP No. BE0003877942

Date	Buy/Sell	Number of Shares	Price per Share
1/8/2018	Buy	2,339	€30.68
1/8/2018	Buy	3,305	€30.68
1/10/2018	Buy	200	€34.36
1/10/2018	Buy	300	€34.38
1/10/2018	Buy	1,000	€34.32
1/10/2018	Buy	195	€34.28
1/10/2018	Buy	450	€35.68
1/10/2018	Buy	378	€35.66
1/10/2018	Buy	1,200	€35.70
1/10/2018	Buy	800	€35.70
1/10/2018	Buy	2,000	€35.70
1/10/2018	Buy	3,000	€35.70
1/10/2018	Buy	400	€35.56
1/10/2018	Buy	800	€35.52
1/10/2018	Buy	5,000	€35.44
1/10/2018	Buy	5,000	€35.42
1/10/2018	Buy	5,000	€34.36
1/10/2018	Buy	5,000	€34.44
1/10/2018	Buy	5,000	€34.48
1/11/2018	Buy	3,000	€35.00
1/11/2018	Buy	3,000	€34.94
1/11/2018	Buy	1,215	€35.48
1/11/2018	Buy	1,000	€35.46
1/11/2018	Buy	3,000	€35.40
1/11/2018	Buy	700	€35.26
1/12/2018	Buy	4,000	€36.76
2/8/2018	Buy	1,000	€43.54
2/13/2018	Sell	1,000	€43.80

The following transactions with respect to ADSs were effected by Mr. van Herk for the benefit of VHI pursuant to the Account Agreement between November 19, 2017 and the date hereof, all on NASDAQ:

Date	Buy/Sell	Number of ADSs	Price per ADS
11/22/2017	Buy	1,300	$23.48
11/22/2017	Buy	2,000	$23.52
11/22/2017	Buy	200	$23.51
12/8/2017	Sell	2,000	$23.99
12/8/2017	Sell	2,200	$23.70
12/12/2017	Sell	250	$23.95
12/27/2017	Sell	749	$24.20
12/28/2017	Buy	100	$24.38
12/28/2017	Buy	748	$24.33
1/5/2018	Buy	2,000	$25.59
1/8/2018	Buy	1,000	$38.63
1/8/2018	Buy	400	$39.05

SCHEDULE 13D/A

CUSIP No. BE0003877942

Date	Buy/Sell	Number of ADSs	Price per ADS
1/8/2018	Buy	500	$39.10
1/11/2018	Buy	500	$43.22
1/11/2018	Buy	5,000	$43.30
1/11/2018	Buy	50	$43.20
1/12/2018	Buy	2,000	$42.08
1/12/2018	Buy	2,000	$42.10
1/12/2018	Buy	100	$42.20
1/12/2018	Buy	1,600	$42.16
1/12/2018	Buy	300	$42.16
1/12/2018	Buy	600	$42.36
1/12/2018	Buy	100	$42.31
1/12/2018	Buy	300	$42.20
1/12/2018	Buy	4,000	$42.95
1/12/2018	Buy	200	$42.93
1/12/2018	Buy	2,000	$42.98
1/12/2018	Buy	3,000	$42.95
1/12/2018	Buy	2,000	$42.90
1/12/2018	Buy	48	$42.84
1/12/2018	Buy	150	$42.90
1/12/2018	Buy	60	$42.89
1/12/2018	Buy	700	$42.99
1/12/2018	Buy	500	$42.77
1/12/2018	Buy	1,200	$42.60
1/12/2018	Buy	4,000	$42.55
2/21/2018	Buy	100	$53.88

(d)                                 Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by such Reporting Person.

(e)                                  On March 16, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Common Stock, including but not limited to transfer or voting of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies as of the date hereof.

The Reporting Persons reserve the right to write or purchase options on the Common Stock from time to time without notice.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit 1                                               Press Release, dated January 18, 2018, issued by VHI.

SCHEDULE 13D/A

CUSIP No. BE0003877942

Exhibit 2                                               Schedule 13D Joint Filing Agreement, dated as of March 20, 2018, by and among the Reporting Persons.

Exhibit 3                                               Power of Attorney, dated as of February 27, 2018, by and among the Reporting Persons.

SCHEDULE 13D/A

CUSIP No. BE0003877942

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

VAN HERK INVESTMENTS B.V.

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

STICHTING ADMINISTRATIEKANTOOR PENULATA

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

VAN HERK MANAGEMENT SERVICES B.V.

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

A. VAN HERK HOLDING B.V.

	By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

SCHEDULE 13D/A

CUSIP No. BE0003877942

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact

ADRIANUS VAN HERK

By:	/s/Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact